VIA EDGAR
Piper Sandler & Co.
1251 Avenue of the Americas, 6th Floor
New York, New York 10020
TD Securities (USA) LLC
1 Vanderbilt Avenue
New York, New York 10017
B. Riley Securities, Inc.
1300 17th Street North, Suite 1300
Arlington, Virginia 22209
KKR Capital Markets LLC
30 Hudson Yards, 75th Floor
New York, New York 10001
June 17, 2024
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Aisha Adegbuyi
Christian Windsor

Re:	Abacus Life, Inc.
Registration Statement on Form S-1
File No. 333-279347
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Abacus Life, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 2:00 PM, Eastern Time, on June 20, 2024 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, may orally request via telephone call that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.
We, the undersigned, as representatives of the several underwriters, confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.
[Signature Page Follows]

Very truly yours,
Acting on behalf of themselves and the several underwriters

PIPER SANDLER & CO.

By:	/s/ Michael Basset
Name: Michael Basset
Title: Managing Director

TD SECURITIES (USA) LLC

By:	/s/ Scott Robertson
Name: Scott Robertson
Title: Managing Director

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: President

KKR CAPITAL MARKETS LLC

By:	/s/ David Bauer
Name: David Bauer
Title: Managing Director
Signature Page to Acceleration Request